SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. __)

U.S. Energy Systems, Inc.
_______________________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
_______________________________________________________________________________
(Title of Class of Securities)

902951 10 2
_______________________________________________________________________________
(CUSIP Number)

Herbert F. Kozlov, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 549-0241
Fax (212) 521-5450
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 5, 2007
_______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON:

Nakash Energy, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(a)	☐

(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions): WC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): N/A

6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,290,700
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,290,700
PERSON WITH

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,290,700

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: N/A

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.8%

14)	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP Number: 902951 10 2

1)	NAME OF REPORTING PERSON:

Nakash Holding, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(A)	☐

(B)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions): OO

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A

6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,290,700
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,290,700
PERSON WITH

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,290,700

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.8% (4)

14)	TYPE OF REPORTING PERSON (See Instructions): OO, HC

CUSIP Number: 902951 10 2

1)	NAMES OF REPORTING PERSONS:
Joe Nakash

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(A)	☐

(B)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions): OO

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A

6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,290,700
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,290,700
PERSON WITH

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,290,700

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.8%

14)	TYPE OF REPORTING PERSON (See Instructions): IN, HC

CUSIP Number: 902951 10 2

1)	NAMES OF REPORTING PERSONS:
Avi Nakash

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(A)	☐

(B)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions): OO

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A

6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,290,700
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,290,700
PERSON WITH

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,290,700 (3)

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.8%

14)	TYPE OF REPORTING PERSON (See Instructions): IN, HC

CUSIP Number: 902951 10 2

1)	NAMES OF REPORTING PERSONS:
Ralph Nakash

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(A)	☐

(B)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions): OO

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A

6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF	7)	SOLE VOTING POWER	0
SHARES BENE-	8)	SHARED VOTING POWER	3,290,700
FICIALLY OWNED	9)	SOLE DISPOSITIVE POWER	0
BY EACH REPORTING	10)	SHARED DISPOSITIVE POWER	3,290,700
PERSON WITH

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,290,700

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.8%

14)	TYPE OF REPORTING PERSON (See Instructions): IN, HC

THE FILING PERSONS PREVIOUSLY FILED A STATEMENT OF BENEFICIAL OWNERSHIP ON SCHEDULE 13G ON FEBRUARY 21, 2007, WHICH WAS AMENDED ON MARCH 28, 2007 AND SEPTEMBER 7, 2007. CONSISTENT WITH RULE 13d-1(e) AND FOR THE REASONS SET FORTH IN ITEM 4 BELOW, THE FILING PERSONS HAVE DETERMINED IT IS APPROPRIATE AS OF THE DATE OF EVENT INDICATED ABOVE TO REPORT BENEFICIAL OWNERSHIP ON THIS SCHEDULE 13D.

Item 1.	Security and Issuer

This Statement of Beneficial Ownership relates to the common stock, par value $0.01 per share (“Common Stock”) of U.S. Energy Systems, Inc., a Delaware corporation whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022 (the “Issuer”).

Item 2.	Identity and Background

This Schedule 13D is being filed by Nakash Energy, LLC, a Delaware limited liability company (“Nakash Energy”), Nakash Holding, LLC, a Delaware limited liability company and the sole member of Nakash Energy (“Nakash Holding”), Joe Nakash, Avi Nakash and Ralph Nakash (Joe Nakash, Avi Nakash and Ralph Nakash are the managing members of Nakash Holding). Collectively, Nakash Energy, Nakash Holding, Joe Nakash, Avi Nakash and Ralph Nakash shall be referred to herein as the “Filing Persons” and each a “Filing Person.”

The business address as to all Filing Persons is c/o Robert A. Speigelman, General Counsel, Law Offices of Robert A. Spiegelman, Esq. 1400 Broadway, 15th Floor, New York, NY 10018. The occupation of each of the Filing Persons is commercial activities. The citizenship of each Filing Person is contained in row 6 of each Filing Person’s respective Cover Page to this Schedule 13D.

No further disclosure is required by this Item.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The Filing Persons have determined that they no longer do not hold the Issuer’s Common Stock with the purpose or with the effect of changing or influencing the control of the Issuer. The Filing Persons are evaluating all means available to influence control of the Issuer and, if need be, effect a change of control of the Issuer, including the replacement of current management and certain members of the Board of Directors of the Issuer, in order to improve the overall financial standing of the Issuer. The Filing Persons intend to vote their shares of Common Stock and exercise their rights as stockholders of the Issuer towards the achievement of such purpose.

Item 5.	Interest in Securities of the Issuer

The Filing Persons maintain shared voting and dispositive power with respect to 3,290,700 shares of Common Stock, representing 14.8% of the outstanding shares of the Issuer’s Common Stock. Nakash Energy is the direct owner of these 3,290,700 shares of Common Stock which also are beneficially owned by Nakash Holding, the sole member of Nakash Energy, and by Joe Nakash, Avi Nakash and Ralph Nakash (the three managing members of Nakash Holding).

On October 2, 2007, Nakash Energy exercised warrants to purchase 575,000 shares of Common Stock at an exercise price of $0.01 per share. The Filing Persons otherwise have not engaged in any transactions with respect to the Issuer’s Common Stock within the past 60 days.

The 14.8% ownership stake is based on 22,279,236 outstanding shares of the Issuer’s Common Stock. As of July 25, 2007, based on information provided by the Issuer, there were 21,704,236 shares of the Issuer’s Common Stock outstanding. Subsequent to such date, the number of outstanding shares of the Issuer’s Common Stock has increased by 575,000 shares as a result of the exercise by Nakash Energy of 575,000 warrants.

No further disclosure is applicable under this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be filed as Exhibits

Number	Description

99.1	Joint Filing Agreement, dated October 11, 2007, by and among Nakash Energy, LLC, Nakash Holding, LLC, Joe Nakash, Avi Nakash and Ralph Nakash.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 12, 2007	NAKASH ENERGY, LLC By: Nakash Holding, LLC, its sole Member By: /s/ Joe Nakash Joe Nakash, Managing Member
Dated: October 12, 2007	NAKASH HOLDING, LLC By: /s/ Joe Nakash Joe Nakash, Managing Member
Dated: October 12, 2007	By: /s/ Joe Nakash Joe Nakash, Individually
Dated: October 12, 2007	By: /s/ Avi Nakash Avi Nakash, Individually
Dated: October 12, 2007	By: /s/ Ralph Nakash Ralph Nakash, Individually